October 30, 2019

Terry Buffalo
Chief Executive Officer
American Cannabis Company, Inc.
5690 Logan Street, Unit A
Denver, CO 80216

       Re: American Cannabis Company, Inc.
           Registration Statement on Form S-1
           Filed October 23, 2019
           File No. 333-234299

Dear Mr. Buffalo:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:    Tad Mailander, Esq.